FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐        No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding the issue of short-term debentures of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on August 9, 2007.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

ISSUE OF SHORT-TERM DEBENTURES

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As resolved at the Company’s shareholders’ meeting held on 22nd May 2007, the Company has been given a mandate to issue within the PRC short-term debentures of an aggregate principal amount not exceeding RMB5 billion during a period of 12 months from the date on which the shareholders’ approval was obtained. The short-term debentures can be issued by one tranche or by multiple tranches.

The Company has completed the issue of the first tranche of the Company’s short-term debenture on 9th August 2007 (the “Debenture”). The Debenture, at a total issuing amount of RMB5 billion, will carry interest with a maturity period of 364 days whereas the interest rate is 3.84%.

China Construction Bank Corporation Limited acts as the lead underwriter to take the lead to form the underwriting syndicate for the Debenture. The Debenture will be placed through book-building, and will be issued in the PRC interbank debenture market. The proceeds from the Debenture will be used as the Company’s working capital so as to meet the Company’s operation need, which is beneficial for improving the Company’s debt structure and reducing its financing costs.

The relevant documents in respect of the Debentures are posted on www.chinamoney.com.cn and www.chinabond.com.cn

The Debenture does not constitute any transaction under Chapter 14 and Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent non-executive director)
Xia Donglin
(Independent non-executive director)
Liu Jipeng
(Independent non-executive director)
Wu Yusheng
(Independent non-executive director)
Yu Ning
(Independent non-executive director)

Beijing, the PRC

9th August 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Jian

Name:	Huang Jian

Title:	Company Secretary

Date:	August 10, 2007